May 7, 2007

Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re: Britton & Koontz Capital Corporation (“the Company”)
  Form 10-K for Fiscal Year Ended December 31, 2006
  Filed March 14, 2007
Form 8-K filed April 12, 2007
File No. 001-33009

Dear Mr. Vaughn:

In response to your letter dated April 23, 2007, we submit the following supplemental information that will further explain disclosures in the documents referenced above. We will include the requested information in future filings and have included the disclosure had they been included in the filings in question.

After reviewing this information, if you have additional comments, please let me know.

In connection with the Company’s responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William M. Salters
William M. Salters
Chief Financial Officer

Form 10-K for Fiscal Year Ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-Interest Income/Non-Interest Expense

1. Future filings will include the requested revision, “income from Bank securities networking arrangements” such as sales of stock, bonds, mutual funds, annuities and insurance products to replace the current “income from investment activities.”

Contractual Obligations

2. Future filings will include the requested revisions.

Contractual obligations as of December 31, 2006, are provided in the table below:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$39,424	$5,000	$34,424	$-	$-
Operating Lease Obligations	732	106	212	211	203
Customer Repurchase Agreements	8,149	8,149	-	-	-
Junior Subordinated Debenture	5,000	-	5,000

Total	$53,305	$13,255	$39,636	$211	$203

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-2

3.	Future filings will include the requested revisions.

The Company originates loans that will be sold in the secondary market and other loans that it plans to hold to maturity. Loans to be held in the portfolio are classified at origination based on the Company’s intent and ability to hold until maturity. These loans are reported at their outstanding balance. Loans held for sale are designated at origination and locked in with an approved investor by obtaining a forward commitment to purchase the loan, usually not to exceed 30 days from closing. Management has a clear intent to sell the loan based on the commitment it has obtained from the investor.

On a monthly basis, loans held for sale are reviewed and reported on the balance sheet at the lower of cost or market. The holding period is generally very short for these loans. At least annually, all loans held in the portfolio are analyzed and compiled as to the individual characteristics of each loan. If at any time a decision is made to sell any loan in the portfolio, such loan is reclassified as held for sale and carried at the lower of cost or market.

Consolidated Statement of Cash Flows, page F-7

4. In 2006 the Company began “table funding” the majority of its mortgage loans. Table funding means that mortgage originations that historically the Company would have funded and then sold in the secondary market were instead closed by the Company but funded directly through the investor. Management determined to implement this policy to cut overhead in the mortgage department and to improve efficiency within our mortgage operations, especially in light of the reduced volumes of mortgage originations for the Company in particular and the banking industry in general. The Company had one loan on its books at December 31, 2006, and at March 31, 2007, that the Company had originated and funded itself rather than table fund. As a result of management’s decision to table fund the Company’s mortgage loans, cash flows related to originating and selling loans were $8, $30 and $39 million for 2006, 2005 and 2004, respectively, and are shown in the operating section of the Consolidated Statements of Cash Flows as net increase/decrease in loans.

5. The $30,480 represents two transactions. First, the Company sold 43 securities with a par value of $5 million and average balance of $118 thousand. The sale of these low-balance available-for-sale (“AFS”) securities was an effort to eliminate such securities from the portfolio and reduce unnecessary safekeeping charges. The proceeds from this sale, which occurred on September 25, 2006, resulted in a loss of $1,875. Second, on August 3, 2006, the Company sold an off-balance sheet interest rate swap agreement that it had entered into on May 9, 2002, to convert existing prime-based loans to a fixed rate. The swap had a notional amount of $5 million and expired on May 10, 2007. At the time of the sale, the swap had begun to produce negative carry to net interest income, and the Company recognized a loss of approximately $28,605 before taxes. Contributing to the decision to sell the swap was management’s expectation that interest rates would continue to increase and the current loss would also increase.

The proceeds from the sale of securities were presented in the Consolidated Statement of Cash Flows on the “Proceeds from sales, maturities and pay downs of investment securities” line item.

Note A. Summary of Significant Accounting Policies

Loans, page F-10

6. The Company is not currently engaged in any securitization activities, nor did it engage in any such activities in 2006. To the extent that the Company undertakes securitization activities in the future, the Company will provide the required disclosures.

Interest Rate Cap Agreements, page F-13

7. Currently, the Company does not have any interest rate cap agreements except for the embedded caps that have been established with Federal Home Loan Bank (“FHLB”) advances. These advances are discussed in detail in Note I, “Borrowings,” in the notes to financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “Form 10-K”). If the Company enters into interest rate cap agreements in addition to its arrangements with the FHLB, it will disclose in future filings the hedge designation for any such agreements.

Note R. Interest Rate Risk Management, page F-32

8. The interest rate swap fails to qualify for the assumption of no ineffectiveness pursuant to the “short cut” method as defined by paragraph 68 of Statement of Financial Accounting Standards No. 133 (“SFAS 133”). Therefore, consistent with the requirements of paragraphs 28-35 of SFAS 133 and with the risk management objective of hedging the variability of expected future cash flows, the Company has accounted, and expects to continue to account, for this hedge relationship as a cash flow hedge. This accounting determination was set forth in the Company’s Form 10-Q for the quarter ended September 30, 2006, but was inadvertently omitted from the Form 10-K.

Form 8-K filed April 12, 2007

9.
a. Statement of Financial Accounting Standards No. 159 (“SFAS 159”) was released on February 15, 2007, effective for fiscal years ending after November 15, 2007, with companies having the option to early adopt SFAS 159 as of January 1, 2007. William M. Salters, the chief financial officer of the Company, attended a funds management and asset liability conference in February 2007 where SFAS 159 was discussed as an upcoming accounting issue. At that time, however, management had not begun to analyze the potential impact on the Company of early adoption of SFAS 159. Further, no discussions of adopting SFAS 159 had begun by the time of the filing of the Company’s Form 10-K on March 14, 2007.

Coverage of SFAS 159 in the financial press subsequent to the Company’s filing of its Form 10-K focused the attention of the Company’s senior management on SFAS 159, and on March 26, 2007, senior management began discussions concerning the release of SFAS 159 and possible early adoption of the standard. In the following days, W. Page Ogden, the chief executive officer of the Company, and Mr. Salters discussed this issue with outside consultants, external and internal auditors, the chairman of the audit committee, other financial institution CFO’s and the Company’s asset liability committee (the “ALCO”).

By April 2, 2007, Messrs. Ogden and Salters had concluded that the Company should reposition a significant portion of the Company’s investment portfolio and adopt SFAS 159 (and the corresponding Statement of Financial Accounting Standards No. 157 (“SFAS 157”)). The ALCO met on April 5, 2007, and continued the Company’s evaluation of the implications of adopting SFAS 159. In these discussions, Messrs. Ogden and Salters noted the Company’s increasing liquidity due to a slowdown in loan volumes in the first quarter of 2007. This slowdown was greater than the decrease in loan volume contemplated in the Company’s budget for 2007. They also noted the continuing inverted yield curve and the opportunity to increase the yield of the Company’s investment securities from 4.31% to 5.50% presented by early adoption of SFAS 159. The Company’s re-investment into longer duration securities contributed to the higher yields, which provided a hedge against the Company’s increasingly high and growing liquidity levels. As loan demand declined, the Company considered the deceleration of cash flows from the investment portfolio and the slow down of the growing liquidity level a necessary element of its asset/liability strategy. At the ALCO meeting, Mr. Punches moved and Mr. Ferguson seconded a motion to adopt SFAS 159 and 157 and subsequently sell the securities. The motion was unanimously adopted.

At the time of these discussions, the total unrealized losses in the Company’s investment portfolio were relatively modest. At March 31, 2007, total unrealized after-tax losses without regard to the adoption of SFAS 159 were approximately $572 thousand.

Copies of pertinent minutes of the ALCO are also attached.

b. April 12, 2007

c. The securities chosen for fair value were United States Government Agency securities; therefore, no credit issues were inherent in these securities. The unrealized losses that had accumulated at December 31, 2006, were considered temporary because such unrealized losses were due to interest rate fluctuations and not credit issues. Changes in interest rates constitute temporary losses if the holder has the intent and ability to retain the affected securities until maturity.

As to the Company’s intent to hold these investment securities, the Company’s position at December 31, 2006, was to hold all investment securities, even those in the AFS portfolio, until maturity. The Company uses its investment securities to pledge against customer repurchase and sweep agreements as well as public deposits.

As to the Company’s ability to hold such securities, management believed that the Company maintained sufficient liquidity at December 31, 2006, such that selling its investments securities was unnecessary. Liquidity at the Company (referred to as “Total Basic Surplus” for purposes of this analysis) is analyzed within a three-level structure. The primary level, or Core Basic Surplus (“CBS”), represents the Company’s operating liquidity. At December 31, 2006, CBS was $41 million, or 11% of total assets. The second level, referred to as “just in time inventory,” includes borrowing capacity from the FHLB. Including available capacity at the FHLB, Total Basic Surplus was $88 million, or 24% of total assets, at December 31, 2006. The third liquidity level also includes the Company’s strategic reserves and its brokered deposits. Total Basic Surplus at this level was $125 million, or 34% of total assets, at December 31, 2006. At these levels, the Company’s liquidity position at December 31, 2006, was strong. The Company also maintained comparable liquidity levels at February 23, 2007, the date of its Audit Report. At February 28, 2007, overall Total Basic Surplus was approximately 33% of assets. The Company believes that its liquidity position is the most significant factor in determining its ability to hold investment securities to maturity. The Company’s level of liquidity described above, along with available federal funds lines and Discount Window capabilities, provided the Company with adequate resources to fund planned asset growth and to meet unanticipated deposit fluctuations. Thus, on all relevant dates, the Company possessed the ability to hold securities purchased until maturity.

d. The Company’s intent to hold its AFS securities in an unrealized loss position until maturity changed after management’s analysis, conducted on the timeline described above, demonstrated that the Company could effect a necessary readjustment of a significant portion of its investment portfolio in connection with the early adoption of SFAS 159. The Company had anticipated that cash flows from its investment portfolio in the first quarter of 2007 would be needed to fund budgeted loan volume. Loan demand at the Company and throughout the industry, however, began to decrease significantly in the first quarter. It became increasingly apparent that the Company’s cash and liquidity levels would also increase as cash flows from the investment portfolio were not utilized to fund loans. The early adoption of SFAS 159 afforded the Company an opportunity to restructure its current balance sheet and slow cash flows while waiting for future periods of loan demand and increased yields from stronger lending.

e. Management decided to early adopt SFAS 157 and SFAS 159 on April 5, 2007. Minutes of the ALCO meeting on such date are enclosed. As explained earlier, at the time the Company filed its Form 10-K, management had not yet begun discussing the early adoption of SFAS 159.

f. Early adoption of SFAS 159 allowed the Company to restructure its investment portfolio to meet future excess liquidity issues and at the same time it affords the Company the opportunity to expand its fair value balance sheet presentation on a portion its financial assets. The Company is concerned that the passage of unrealized gains and losses through income might be misunderstood by some users of its financial statements. To address this, the Company intends in future disclosures to explain clearly the impact of the Company’s early adoption of SFAS 159 on the Company’s financial statements.

The Company expects to continue to evaluate its options under SFAS 159, particularly with regard to the liability side of the balance sheet. As of the date hereof, the Company has not made any decisions regarding the election of the fair value option with respect to any of its other financial instruments. In addition, the Company’s adoption of SFAS 157 has not resulted in any material changes to the Company’s financial statements other than those discussed with respect to the Company’s investment securities portfolio.

g. Paragraph 1 of SFAS 159 states that the standard’s objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities without having to apply complex hedge accounting provisions. In its restructure of its investment portfolio, the Company extended the duration of the securities purchased and therefore slowed the incoming cash flows by approximately 38% over three years and over 60% in one year. The reason for the extension was to mitigate the increasing asset sensitivity in the long-term structure of the bank, (See the attached funding matrix). In late April, 2007, the ALCO discussed extension of $20 million in FHLB advances on the liability side to further balance the long-term structure of the bank. This discussion encompassed the fair value treatment of this extension and to date, the Company is still considering this option.

The Company purchased two types of securities, 20-year mortgage backed securities and 10/1 ARM securities. Management’s intention was to move the 10/1 ARM’s to fair value and place the 20-year securities in the AFS portfolio. This would allow the Company to move some of its financial instruments to fair value on a controlled basis and still remain in line with the intent and spirit of SFAS 159.

h. The decisions to early adopt SFAS 159 was concurrent with the decision to restructure and sell a portion of the securities portfolio.

i. The AFS portfolio of just under $70 million included U.S. Government Agency securities and mortgage-backed securities (“MBS”). Both agency and MBS with shorter-durations were chosen to be accounted for on a fair value basis because estimated cash flows from these securities was greater than the cash flows required to meet the Company’s anticipated loan demand.

j. The investment securities chosen to be valued at fair value and later sold were those with the least attractive yield, cash flow and interest risk characteristics. The securities selected were bonds that had the potential to become shorter in duration in a down rate environment, causing more risk by forcing the bank to re-invest in lower yields or extend to maintain yields.

k.    U.S. Government Agencies   $ 6.5 million
MBS           46.4 million
       --------
Total Sold                $ 52.9 million

Total Portfolio at 12/31/06   $103.9 million
Total Portfolio w/losses      $  62.4 million

The percentage of securities sold to the total outstanding fair market value of securities at December 31, 2006, was 50.9%. The percentage of securities sold to the securities at December 31, 2006, that had unrealized losses was 84.8%.

l. The Company elected to account for on a fair value basis and later sell U.S. Government Agency securities and MBS. With respect to the U.S. Government Agency securities, the Company sold those securities maturing in 1 year or less with yields of less than 4.25%. The total in this group was $6.5 million. All of these securities were FHLB and FNMA bonds.

With respect to the MBS sold, these securities were fixed rate mortgage-backed securities with short maturities and short average lives. The yields were less than 5%. The total in this group was $46.4 million. All MBS securities had an approximate duration (cumulative) of 2.13 years. With the downward trend in interest rates since June 2006, these securities had the potential to become even shorter in duration. This would create more risk in the balance sheet by having to reinvest more money at lower reinvestment rates. Maturities of the MBS sold range from 2007, 2008, 2012, 2013, 2014, 2015, 2017 and 2018. The MBS elected to account for at fair value were FNMA and FHLMC securities.

m. MBS not elected for Fair Value were FNMA, FHLMC, and GNMA bonds with maturities in 2029, 2025, 2026, 2024, 2034, and 2033. The FNMA securities are ARMs which continue to provide protection against interest rate risk in all interest rate cycles and have duration of approximately 2.5 to 3 years. The Company also did not sell two pools of 20-year FNMA securities with a duration of 4.4 years. The FHLMC and GNMA securities that were not selected for fair value have a duration of 3.67 years. No municipals were selected for the fair value option. These bonds continue to provide the bank income tax efficiencies as well as a long average maturity (2015) and a taxable equivalent yield of 6.75%. Municipal securities also provide the Company Community Reinvestment Act credit.

n.  The Company purchased securities with fixed rate coupons of 5% and 5.5% and that mature in 2027. These securities were bonds issued by FNMA and FHLMC that have a duration of approximately 3.8 years. The Company also purchased 10/1 ARMs (FHLMC and FNMA) with maturities at 2036, 2035, 2034, and 2033 and durations of approximately 4.56 years. The ARMs have periodic adjustments every 10 years. All new purchases should reduce the Company’s interest rate exposure in a declining rate environment by reducing the risk to reinvest cash flows at lower prices. The prolonged low, inverted yield curve has resulted in almost all financial institutions having reduced interest margins. As rates turn down, loans will price downward, but competitive pressures on the deposit side will make it difficult to decrease yields on deposits to the same extent. This restructure of the investment portfolio will help reduce the exposure on the “retail” side of the balance sheet. Management intends to account for the 10/1 ARM’s at fair value and the 20-year securities as AFS.

o. On the balance sheet at March 31, 2007, (Statement of Financial Position) in the Investment Securities section, we will include a new line item “Trading securities” just above “Securities available-for-sale” as follows:

Investment Securities:
Trading Securities            $  52,880,467
Available-for-Sale (amortized cost
$10,950,496 on March 31, 2007)                       10,998,771
Held-to-maturity (fair value $39,437,941)                        38,719,915

The Company also intends to include disclosure in the note in its financial statements relating to investment securities as follows:

During the first quarter, the Company elected early adoption of SFAS 157 and SFAS 159. The extent of the election and the cumulative-effect adjustment to retained earnings are as follows:

Description	Balance Sheet 1/1/2007 Prior to Adoption	Net Loss Upon Adoption	Balance Sheet 1/1/2007 After of Fair Value Option
Investment Securities Increase in Deferred Tax Asset Cumulative Effect of the Adoption of the Fair Value Option (charge to retained earnings)	$56,740,553	$ (1,303,362) 486,154 $ (817,208)	$55,437,191
10. We do not expect any material changes to our financial statements resulting from the early adoption of SFAS 159 and SFAS 157 other than the ones we discussed with regard to our investment securities. The fair value option was not elected for municipal securities classified as held-to-maturity or for approximately $11 million in MBS remaining in the AFS portfolio. While the above adjustment to retained earnings is a permanent adjustment, there is no material impact to shareholder’s equity because the Company had already recorded the market value adjustment in “accumulated other comprehensive loss” at year-end.

Our proposed disclosures in the Company’s Form 10-Q for the quarter ended March 31, 2007 are as follows:

On April 12, 2007, the Company sold and reinvested the net proceeds of approximately $55 million of its securities into longer-term higher yielding mortgage backed securities in order to reduce short-term cash flows and mitigate increasing asset sensitivity of the Company’s asset/liability position in the face of an inverted yield curve environment extending to 10 year maturities. The average duration of the new investment securities is 3.93 years. The Company plans to classify approximately $20 million of these securities as Trading and the remaining $35 million as Available for Sale in the second quarter. The Trading securities would be the first to be sold to meet liquidity needs of the Company that may arise from unexpected loan demand or reduction in deposits or borrowings.

The following provides the fair value hierarchy table set forth in SFAS 157 supplemented with information about where in the income statement changes in fair value of assets (for which the fair value options has been elected) is included in earnings:

Fair Value Measurements at March 31, 2007:
Description	Fair Value Measurements 3/31/07	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Observable Inputs

Trading Securities	$52,880,468	$52,880,468
In connection with the Company’s responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.